CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	March 30, 2025	December 29, 2024
Current assets:
Cash and cash equivalents	$75,496	$98,799
Trade accounts receivable (note 4)	662,149	542,359
Inventories (note 5)	1,232,870	1,110,562
Prepaid expenses, deposits and other current assets	102,809	106,964
Total current assets	2,073,324	1,858,684
Non-current assets:
Property, plant and equipment	1,164,388	1,173,240
Right-of-use assets	92,082	95,568
Intangible assets	251,319	253,319
Goodwill	271,677	271,677
Deferred income taxes	20,385	21,800
Other non-current assets	43,999	40,834
Total non-current assets	1,843,850	1,856,438
Total assets	$3,917,174	$3,715,122
Current liabilities:
Accounts payable and accrued liabilities	$445,281	$490,073
Income taxes payable	32,502	29,668
Current portion of lease obligations (note 8(d))	17,635	17,749
Dividends payable	34,433	—
Current portion of long-term debt (note 6)	—	300,000
Total current liabilities	529,851	837,490
Non-current liabilities:
Long-term debt (note 6)	1,803,600	1,235,870
Lease obligations (note 8(d))	95,673	99,671
Deferred income taxes	26,131	28,630
Other non-current liabilities	56,436	56,810
Total non-current liabilities	1,981,840	1,420,981
Total liabilities	2,511,691	2,258,471
Equity:
Share capital	290,730	268,557
Contributed surplus	42,202	69,920
Retained earnings	1,083,031	1,118,201
Accumulated other comprehensive (loss) income (note 10)	(10,480)	(27)
Total equity attributable to shareholders of the Company	1,405,483	1,456,651
Total liabilities and equity	$3,917,174	$3,715,122
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2025 38

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended
	March 30, 2025	March 31, 2024
Net sales (note 14)	$711,672	$695,796
Cost of sales	489,735	484,663
Gross profit	221,937	211,133
Selling, general and administrative expenses (note 8(f))	87,320	105,238
Restructuring and acquisition-related costs (recoveries) (note 7)	4,971	798
Operating income	129,646	105,097
Financial expenses, net (note 8(b))	29,864	22,726
Earnings before income taxes	99,782	82,371
Income tax expense	15,100	3,704
Net earnings	84,682	78,667
Other comprehensive (loss) income, net of related income taxes (note 10):
Cash flow hedges	(10,453)	4,553
Comprehensive income	$74,229	$83,220
Earnings per share (note 11):
Basic	$0.56	$0.47
Diluted	$0.56	$0.47

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2025 39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three months ended March 30, 2025 and March 31, 2024
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income	Retained earnings	Total equity
	Number	Amount
Balance, December 29, 2024	152,411	$268,557	$69,920	$(27)	$1,118,201	$1,456,651
Share-based compensation	—	—	8,820	—	—	8,820
Shares issued under employee share purchase plan	8	404	—	—	—	404
Shares issued pursuant to exercise of stock options	283	11,676	(3,246)	—	—	8,430
Shares issued or distributed pursuant to vesting of restricted share units	573	13,158	(34,356)	—	—	(21,198)
Shares repurchased for cancellation (including share buyback taxes)	(1,240)	(2,183)	—	—	(60,352)	(62,535)
Share repurchases for settlement of non-Treasury RSUs	(501)	(882)	—	—	(24,875)	(25,757)
Deferred compensation to be settled in non-Treasury RSUs	—	—	1,064	—	—	1,064
Dividends declared	—	—	—	—	(34,625)	(34,625)
Transactions with shareholders of the Company recognized directly in equity	(877)	22,173	(27,718)	—	(119,852)	(125,397)
Cash flow hedges (note 10)	—	—	—	(10,453)	—	(10,453)
Net earnings	—	—	—	—	84,682	84,682
Comprehensive income	—	—	—	(10,453)	84,682	74,229
Balance, March 30, 2025	151,534	$290,730	$42,202	$(10,480)	$1,083,031	$1,405,483
Balance, December 31, 2023	169,986	$271,213	$61,363	$13,650	$1,611,231	$1,957,457
Share-based compensation	—	—	5,162	—	—	5,162
Shares issued under employee share purchase plan	11	383	—	—	—	383
Shares issued or distributed pursuant to vesting of restricted share units	383	10,287	(18,331)	—	—	(8,044)
Shares repurchased for cancellation (including share buyback taxes)	(1,421)	(2,277)	—	—	(44,472)	(46,749)
Share repurchases for settlement of non-Treasury RSUs	(410)	(656)	—	—	(13,207)	(13,863)
Change from equity-settled to cash-settled arising from change in settlement	—	—	(13,504)	—	—	(13,504)
Payout of employee portion of deferred compensation	—	—	(496)	—	—	(496)
Dividends declared	—	—	—	—	(34,546)	(34,546)
Transactions with shareholders of the Company recognized directly in equity	(1,437)	7,737	(27,169)	—	(92,225)	(111,657)
Cash flow hedges (note 10)	—	—	—	4,553	—	4,553
Net earnings	—	—	—	—	78,667	78,667
Comprehensive income	—	—	—	4,553	78,667	83,220
Balance, March 31, 2024	168,549	$278,950	$34,194	$18,203	$1,597,673	$1,929,020
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2025 40

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended
	March 30, 2025	March 31, 2024
Cash flows from (used in) operating activities:
Net earnings	$84,682	$78,667
Adjustments for:
Depreciation and amortization (note 8(a))	30,345	31,588
Non-cash restructuring (recoveries) costs related to property, plant and equipment (PP&E), right-of-use assets, and computer software (note 7)	2,276	(454)
(Gain) Loss on disposal of PP&E and right-of-use assets	(91)	(10)
Share-based compensation	8,860	6,289
Deferred income taxes	(1,082)	(822)
Other (note 12(a))	(1,693)	(765)
Changes in non-cash working capital balances (note 12(c))	(265,530)	(141,889)
Cash flows from (used in) operating activities	(142,233)	(27,396)

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(22,278)	(42,171)
Purchase of intangible assets	(1,041)	(1,800)
Proceeds from disposal of assets held for sale, and other disposals of PP&E	15	72
Cash flows from (used in) investing activities	(23,304)	(43,899)

Cash flows from (used in) financing activities:
Increase (decrease) in amounts drawn under long-term bank credit facility	75,000	155,000
Proceeds from issuance of Senior unsecured notes	486,280	—
(Repayment of) Proceeds from delayed draw term loan	(300,000)	—
Payment of lease obligations	(4,438)	(3,790)
Proceeds from the issuance of shares	8,794	345
Repurchase and cancellation of shares	(61,649)	(56,700)
Share repurchases for settlement of non-Treasury RSUs	(25,757)	(13,863)
Payment of tax on shares repurchased for cancellation under normal course issuer bid (NCIB) program	(14,910)	—
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(21,198)	(8,044)
Cash flows from (used in) financing activities	142,122	72,948

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	112	(99)
(Decrease) Increase in cash and cash equivalents during the period	(23,303)	1,554
Cash and cash equivalents, beginning of period	98,799	89,642
Cash and cash equivalents, end of period	$75,496	$91,196

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$21,883	$16,565
Income taxes, net of refunds	5,046	5,760
Supplemental disclosure of cash flow information (note 12).
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2025 41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended March 30, 2025
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:
Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These unaudited condensed interim consolidated financial statements are as at and for the three months ended March 30, 2025 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:
(a) Statement of compliance:
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2024 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these unaudited condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements.

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on April 29, 2025.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters.

(c) Operating segments:
The Company manages its business on the basis of one reportable operating segment.

QUARTERLY REPORT - Q1 2025 42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:
IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)
In May 2024, IASB issued limited amendments to IFRS 9 and IFRS 7. These amendments provide clarity on the timing of recognition and derecognition of financial assets and liabilities, the assessment of contractual cash flow characteristics, and the resulting classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. Additionally, the amendments clarify that a financial liability is derecognized on the settlement date, with the accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date, provided specific conditions are met. Additional disclosures are required for financial instruments with contingent features and investments in equity instruments designated at fair value through other comprehensive income with these amendments. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted, with an option to early adopt only the amendments to the classification of financial assets. The Company is currently evaluating the potential impact of these amendments on its consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS, which must be disclosed in a single note. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its consolidated financial statements.

QUARTERLY REPORT - Q1 2025 43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. TRADE ACCOUNTS RECEIVABLE:

	March 30, 2025	December 29, 2024
Trade accounts receivable	$674,917	$553,420
Allowance for expected credit losses	(12,768)	(11,061)
	$662,149	$542,359

As at March 30, 2025, trade accounts receivables being serviced under a receivables purchase agreement amounted to $223.2 million (December 29, 2024 - $272.1 million). The receivables purchase agreement, which allows for the sale of a maximum of $400 million of accounts receivables at any one time, expires on June 17, 2025, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $3.5 million (2024 - $3.4 million) for the three months ended March 30, 2025, and was recorded in bank and other financial charges.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	Three months ended
	March 30, 2025	March 31, 2024
Allowance for expected credit losses, beginning of period	$(11,061)	$(11,165)
Impairment of trade accounts receivable	(1,977)	(343)
Write-off of trade accounts receivable	270	234
Allowance for expected credit losses, end of period	$(12,768)	$(11,274)

5. INVENTORIES:

	March 30, 2025	December 29, 2024
Raw materials and spare parts inventories	$181,189	$170,321
Work in progress	69,098	65,399
Finished goods	982,583	874,842
	$1,232,870	$1,110,562

QUARTERLY REPORT - Q1 2025 44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		March 30, 2025	December 29, 2024
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	5.8%	$75,000	$—	MAR 2030
Senior unsecured Canadian notes, Series 1, interest at fixed rate of 4.36%, payable semi-annually	5.5%	349,500	347,050	NOV 2029
Senior unsecured Canadian notes, Series 2, interest at fixed rate of 4.71%, payable semi-annually	5.8%	139,800	138,820	NOV 2031
Senior unsecured Canadian notes, Series 3, interest at CORRA plus 1.26%, payable quarterly	5.7%	104,850	—	MAR 2028
Senior unsecured Canadian notes, Series 4, interest at fixed rate of 3.630%, payable semi-annually	5.5%	139,800	—	MAR 2028
Senior unsecured Canadian notes, Series 5, interest at fixed rate of 4.149%, payable semi-annually	5.6%	244,650	—	NOV 2030
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	4.6%	300,000	300,000	JUN 2026
Term loan, interest at variable U.S. interest rate, payable monthly(5)	5.9%	300,000	300,000	AUG 2029
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(6)	2.9%	100,000	100,000	AUG 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(6)(7)	2.9%	50,000	50,000	AUG 2026
		$1,803,600	$1,235,870
Current portion of long-term debt
Delayed draw term loan (DDTL), interest at variable U.S. interest rate, payable monthly(2)(4)(8)	n/a	—	300,000	n/a
		$—	$300,000
Long-term debt (including current portion)		$1,803,600	$1,535,870
n/a = not applicable
(1)Represents the annualized effective interest rate for the three months ended March 30, 2025, including the impact of interest rate swaps, where applicable.
(2)Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3)The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $12.6 million (December 29, 2024 - $10.8 million) has been committed against this facility to cover various letters of credit.
(4)The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(5)The term loan facility can be prepaid in whole or in part at any time with no penalties. U.S. Base Rate Advances at U.S. Base rates or SOFR advances at adjusted Term SOFR (includes a 0.10% reference rate adjustment) plus a spread ranging from 1% to 2% based on the Company's total net debt to EBITDA ratio (as defined in the term loan agreement).
(6)The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.
(7)Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.
(8)On May 16, 2024, the Company extended the term of the DDTL to May 26, 2025.The DDTL was fully repaid on March 19, 2025.

QUARTERLY REPORT - Q1 2025 45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
6. LONG-TERM DEBT (continued):

On August 30, 2024, the Company entered into an unsecured five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and provides for a spread added to the adjusted Term SOFR which is based on the total net debt to EBITDA ratio (as defined in the term loan agreement).

On November 22, 2024, the Company issued at par, 4.362% Series 1 senior unsecured notes ("Series 1 notes") with a principal amount of $500 million in Canadian dollars ($357.1 million in U.S. dollars), which will mature on November 22, 2029. Additionally, on the same date, the Company issued at par, 4.711% Series 2 senior unsecured notes ("Series 2 notes") with a principal amount of $200 million in Canadian dollars ($142.9 million in U.S. dollars), which will mature on November 22, 2031. The notes were offered in Canada on a private placement basis.

The Series 1 notes and Series 2 notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the combined principal at US$500 million and the interest at 5.49% and 5.765% respectively. Interest on these senior unsecured Canadian notes is payable semi-annually.

On March 13, 2025, the Company issued floating rate Series 3 senior unsecured notes ("Series 3 notes") with a principal amount of $150 million in Canadian dollars ($104 million in U.S. dollars), which will mature on March 13, 2028. The Series 3 floating rate notes were issued at par and bear interest at a rate equal to the daily compounded CORRA plus 1.26% annually. On the same date, the Company issued at par, 3.630% Series 4 senior unsecured notes ("Series 4 notes") with a principal amount of $200 million in Canadian dollars ($139 million in U.S. dollars), which will mature on March 13, 2028. Additionally, on the same date, the Company issued 4.149% Series 5 senior unsecured notes ("Series 5 notes") with a principal amount of $350 million in Canadian dollars ($243 million in U.S. dollars), which will mature on November 22, 2030. The notes were offered in Canada on a private placement basis.

The Series 3 notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$104 million and converts the interest payment to SOFR plus 1.405%.

The Series 4 notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$139 million. The Series 4 notes also have a fixed-to-floating interest rate swap to convert the fixed interest rate to SOFR plus 1.425%.

The Series 5 notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$243 million and the interest at 5.635%.

All of these hedging instruments relating to the Senior unsecured notes are for the same duration as the hedged note.

On March 19, 2025, the Company repaid its delayed draw term loan.

Under the terms of the revolving facility, term loan facilities and U.S. private notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants at March 30, 2025.

QUARTERLY REPORT - Q1 2025 46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS (RECOVERIES):

	Three months ended
	March 30, 2025	March 31, 2024
Exit, relocation and other costs	$2,695	$1,246
Net loss (gain) on disposal, and write-downs of property, plant and equipment, right-of-use assets and computer software related to exit activities	2,276	(448)
Restructuring and acquisition-related costs	$4,971	$798

Restructuring and acquisition-related costs for the three months ended March 30, 2025, include $2.5 million for the closure of a U.S. yarn-spinning facility, and other charges including costs relating to restructuring activities initiated in previous years. Restructuring and acquisition-related costs for the three months ended March 31, 2024 related to costs incurred to complete restructuring activities that were initiated in previous years.

8. OTHER INFORMATION:
(a) Depreciation and amortization:

	Three months ended
	March 30, 2025	March 31, 2024
Depreciation of property, plant and equipment	$28,918	$27,166
Depreciation of right-of-use assets	3,941	3,371
Adjustment for the variation of depreciation included in inventories at the beginning and end of the period	(5,666)	(2,671)
Amortization of intangible assets, excluding computer software	1,923	2,334
Amortization of computer software	1,229	1,388
Depreciation and amortization included in net earnings	$30,345	$31,588

Included in property, plant and equipment as at March 30, 2025 is $47.1 million (December 29, 2024 - $57.7 million) of buildings and equipment not yet available for use in operations. Included in intangible assets as at March 30, 2025 is $4.7 million (December 29, 2024 - $3.9 million) of software not yet available for use in operations. Depreciation and amortization on these assets commence when the assets are available for use.

As at March 30, 2025, the Company has approximately $53.2 million in commitments to purchase property and equipment, mainly related to manufacturing operations.

(b) Financial expenses, net:

	Three months ended
	March 30, 2025	March 31, 2024
Interest expense on financial liabilities recorded at amortized cost	$24,034	$16,034
Bank and other financial charges	5,547	4,871
Interest accretion on discounted lease obligations	1,490	1,013
Interest accretion on discounted provisions	—	106
Foreign exchange (gain) loss	(1,207)	702
Financial expenses, net	$29,864	$22,726

QUARTERLY REPORT - Q1 2025 47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION (continued):
(c) Related party transaction:
The Company incurred expenses for aircraft usage of $0.3 million (2024 - nil) for the three months ended March 30, 2025, with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at March 30, 2025, the amount in accounts payable and accrued liabilities related to the airplane usage was $0.2 million (December 29, 2024 - $0.2 million).

As at March 30, 2025, the Company has a commitment of $0.4 million under this agreement, which relates to minimum usage fees for the remainder of fiscal 2025.

(d) Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the condensed interim consolidated statements of financial position:

	March 30, 2025	December 29, 2024
Current	$17,635	$17,749
Non-current	95,673	99,671
	$113,308	$117,420

The following table presents the future minimum lease payments under non-cancellable leases (including short-term leases) as at March 30, 2025:

March 30, 2025
Less than one year	$25,277
One to five years	69,354
More than five years	38,439
$133,070

For the three months ended March 30, 2025, the total cash outflow for recognized lease obligations (including interest) was $5.9 million (2024 - $4.8 million), of which $4.4 million (2024 - $3.8 million) was included as part of cash outflows used in financing activities.

QUARTERLY REPORT - Q1 2025 48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
8. OTHER INFORMATION (continued):
(e) Costs relating to proxy contest and leadership changes and related matters
During the three months ended March 30, 2025, the Company recognized costs relating to the recent proxy contest and leadership changes and related matters in SG&A expenses of $0.9 million (2024 - $19.7 million) consisting of the following:

•Advisory fees on shareholder matters of $0.6 million (2024 - $15.4 million);
•Stock-based compensation expense relating to CEO separation costs of nil (2024 - $1.1 million);
•Advisory, legal and other expenses with respect to the announced review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company of nil (2024 - $2.5 million);
•Stock-based compensation relating to special retention awards, net of jobs credits, of $0.2 million (2024 - $0.7 million). At the grant date, these special retention awards had a total fair value of $8.6 million. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards having vested at the end of 2024; and
•Incremental costs relating to the previous Board and refreshed Board of $0.1 million (2024 - nil). This charge relates to the increase in value of the deferred share units (DSU) liability.
(f) Government assistance:
For the three months ended March 30, 2025 the Company recognized $4.5 million (2024 - $4.3 million) in cost of sales in the condensed interim consolidated statements of earnings and comprehensive income relating to government assistance for production costs.

During the second quarter of fiscal 2024, the Government of Barbados enacted a jobs credit, in order to foster economic activity and employment in Barbados. For the three months ended March 30, 2025 the Company recognized $8.1 million (2024 - nil) for this jobs credit, as a reduction of SG&A expenses in the condensed interim consolidated statements of earnings and comprehensive income, which was applied as a reduction to income taxes payable. The retroactive impact of this tax reform for Q1 2024 was accounted for in Q2 2024.

(g) Share repurchases:
On June 20, 2024, Canada’s Bill C-59 was enacted into law, which, among other things, introduced a 2% tax on the annual net value of share repurchases by public corporations in Canada occurring on or after January 1, 2024. The Company is subject to this tax which is based on the shares repurchased for cancellation under the Company’s normal course issuer bid (NCIB) program during the three months ended March 30, 2025. The tax cost for the three months ended March 30, 2025 was $0.9 million (2024 - nil) and has been recorded as a charge to retained earnings. This amount is included in accounts payable and accrued liabilities in the condensed interim consolidated statements of financial position as at March 30, 2025, as the amount is only payable in 2026.

QUARTERLY REPORT - Q1 2025 49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT:
Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the unaudited condensed interim consolidated statements of financial position are as follows:

	March 30, 2025	December 29, 2024
Financial assets
Amortized cost:
Cash and cash equivalents	$75,496	$98,799
Trade accounts receivable	662,149	542,359
Financial assets included in prepaid expenses, deposits and other current assets	58,284	56,785
Long-term non-trade receivables included in other non-current assets	22,250	22,321
Fair value through other comprehensive income:
Derivative financial assets included in prepaid expenses, deposits and other current assets	6,916	12,108
Derivative financial assets included in other non-current assets	816	—
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	$431,051	$478,317
Long-term debt - bearing interest at variable rates	829,850	950,000
Long-term debt - bearing interest at fixed rates(2)	973,750	585,870
Fair value through other comprehensive income:
Derivative financial liabilities included in accounts payable and accrued liabilities	14,230	11,756
Derivative financial liabilities included in other non-current liabilities	9,914	8,602
(1) Accounts payable and accrued liabilities include $13.1 million (December 29, 2024 - $11.6 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $24.1 million (December 29, 2024 - $37.8 million) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to the bank counterparty under the receivables purchase agreement that is disclosed in note 4 to these condensed interim consolidated financial statements.
(2) The fair value of the long-term debt bearing interest at fixed rates was $1,064.4 million as at March 30, 2025 (December 29, 2024 - $627.3 million).

QUARTERLY REPORT - Q1 2025 50

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. FAIR VALUE MEASUREMENT (continued):

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates, or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company has also entered into derivative transactions to hedge its exposure to foreign currency exchange risk related to its series 1,2,3 and 5 notes liability and interest expense denominated in Canadian dollars. These cross-currency swaps were designated at inception and are accounted for as a cash flow hedges, and to the extent that the hedges are effective, unrealized gains and losses are included in other comprehensive income until reclassified to the statement of income as the hedged interest payments and principal repayments impact net income.

The Company also entered into derivative transactions to hedge its exposure to foreign currency exchange risk related to its Series 4 notes liability and fixed interest expense denominated in Canadian dollars. The cross-currency swap has been designated at inception and is accounted for as a fair value hedge of the changes in fair value arising from the changes in the risk-free interest rate and foreign currency exchange rate. The carrying amount of the Series 4 notes liability is adjusted for the fair value change attributable to the hedged risk with a corresponding entry in profit or loss. The fair value changes on the cross-currency swap are recognized in profit or loss within the same line item.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q1 2025 51

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

	Three months ended
	March 30, 2025	March 31, 2024
Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$(755)	$(2)
Commodity price risk	(4,149)	6,617
Interest rate risk	(78)	2,912
Income taxes	7	—
Amounts reclassified from OCI to inventory, related to commodity price risk	2,027	(3,221)
Amounts reclassified from OCI to net earnings, related to foreign currency risk, commodity price risk, and interest rate risk, and included in:
Net sales	(1,557)	152
Cost of sales	—	—
Selling, general and administrative expenses	665	(129)
Financial expenses, net	(6,689)	(1,768)
Income taxes	76	(8)
Other comprehensive income (loss)	$(10,453)	$4,553

As at March 30, 2025, accumulated other comprehensive loss of $10.5 million consisted of net deferred gains on interest rate swap contracts of $3.8 million, net deferred gains on cross currency interest rate swaps of $1.2 million and net deferred losses on forward foreign exchange contracts of $0.8 million and net deferred losses on commodity forward, option, and swap contracts of $14.7 million. Approximately $18.1 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q1 2025 52

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. EARNINGS PER SHARE:
Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	March 30, 2025	March 31, 2024
Net earnings - basic and diluted	$84,682	$78,667
Basic earnings per share:
Basic weighted average number of common shares outstanding	151,875	168,869
Basic earnings per share	$0.56	$0.47
Diluted earnings per share:
Basic weighted average number of common shares outstanding	151,875	168,869
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	115	108
Diluted weighted average number of common shares outstanding	151,990	168,977
Diluted earnings per share	$0.56	$0.47

Excluded from the above calculation for the three months ended March 30, 2025 are 1.5 million treasury RSUs (2024 - nil) which are considered contingently issuable shares for which performance conditions have not been met as at March 30, 2025.

QUARTERLY REPORT - Q1 2025 53

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:
(a) Adjustments to reconcile net earnings to cash flows from (used in) operating activities - other items:

	Three months ended
	March 30, 2025	March 31, 2024
Unrealized net gain (loss) on foreign exchange and financial derivatives	$1,770	$(429)
Timing differences between settlement of financial derivatives and transfer of deferred gains or losses in accumulated OCI to inventory and net earnings	683	845
Other non-current assets	(2,549)	770
Other non-current liabilities	(1,597)	(1,951)
	$(1,693)	$(765)
(b) Variations in non-cash transactions:

	Three months ended
	March 30, 2025	March 31, 2024
Dividends payable	$34,625	$34,546
Shares repurchased for cancellation included in accounts payable and accrued liabilities	(40)	(9,951)
Net additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	264	(7)
Proceeds on disposal of property, plant and equipment and computer software included in other current assets	—	(53)
Additions to right-of-use assets included in lease obligations	291	207
Amounts payable relating to taxes on share repurchases included in accounts payable and accrued liabilities	926	—
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	16,404	10,287
Reclass from accounts payable and accrued liabilities to contributed surplus pursuant to change in settlement of restricted share units	—	13,504
Amounts payable relating to non-Treasury RSUs to be settled in cash included in accounts payable and accrued liabilities	—	1,089
Deferred compensation credited to contributed surplus	(1,064)	496

(c) Changes in working capital balances:

	Three months ended
	March 30, 2025	March 31, 2024
Trade accounts receivable	$(118,561)	$(100,638)
Income taxes	3,020	(1,219)
Inventories	(116,642)	(45,105)
Prepaid expenses, deposits and other current assets	(1,127)	(1,455)
Accounts payable and accrued liabilities	(32,220)	6,528
	$(265,530)	$(141,889)

QUARTERLY REPORT - Q1 2025 54

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. CONTINGENT LIABILITIES:
Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

We record a liability when we believe that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. We review these matters at least quarterly and adjust these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events, pertaining to a particular case.

14. DISAGGREGATION OF REVENUE:
Net sales by major product group were as follows:

	Three months ended
	March 30, 2025	March 31, 2024
Activewear	$647,334	$592,086
Hosiery and underwear	64,338	103,710
	$711,672	$695,796

Net sales were derived from customers located in the following geographic areas:

	Three months ended
	March 30, 2025	March 31, 2024
United States	$632,561	$617,985
Canada	27,934	25,326
International	51,177	52,485
	$711,672	$695,796

QUARTERLY REPORT - Q1 2025 55